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                                                                [LOGO] CELANESE

                                                   Corporate Center
                                                   Frankfurter Strasse 111
           PRESS INFORMATION                       61476 Kronberg/Ts.
                                                   Germany

                                                   EUROPE:
                                                   Michael Kraft
                                                   Phone: +49 (0)69/305 14072
                                                   Telefax: +49 (0)69/305 36787
                                                   Email: M.Kraft@celanese.com

                                                   Phillip Elliott
                                                   Phone: +49 (0)69/305 33480
                                                   Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@celanese.com

                                                   USA:
                                                   Vance Meyer
                                                   Phone: +01 (972) 443 4847
                                                   Telefax: +01 (972) 443 8519
                                                   Email:VNMeyer@celanese.com

CELANESE COMPLETES 2002 SHARE BUY-
BACK PROGRAM

     KRONBERG, GERMANY - (CZZ: FSE; CZ: NYSE): Celanese AG today announced that it has repurchased 1,031,941 of its issued shares at an average price of(euro)18.76 per share, thus completing the share buy-back program previously announced last November.

     Before buying back the shares, Celanese AG cancelled 1,125,000 shares out of its 5,572,095 shares held in Treasury in November 2002. This cancellation reduced the number of issued shares from 55,915,369 to 54,790,369.

     Considering cancellation and repurchase, Celanese holds 5,472,705 shares or approximately 9.9% of total issued shares in Treasury. These actions were initiated pursuant to approval at the Annual General Meeting on May 15, 2002, to repurchase up to 10% of the then 55,915,369 issued shares and the company's announcement on November 22, 2002, to begin the buy-back.

     Celanese AG has also repurchased additional shares to replace some of the Treasury shares used as a component of Supervisory Board member compensation in accordance with prior shareholder approval.

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     Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

     Celanese generated sales of around (euro) 4.3 billion in 2002 and has 10,700 employees. The company has 25 production plants and six research centers in 11 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).

     For further information please visit our webpage www.celanese.com.